                     CONESVILLE COAL PREPARATION COMPANY
                              1997 Annual Report

                                                                         Page

                                   CONTENTS


Statements of Income and Statements of Retained Earnings .   .    .    .   1

Balance Sheets  .   .   .   .   .   .    .   .   .   .   .   .    .    .   2

Statements of Cash Flows    .   .   .    .   .   .   .   .   .    .    .   3

Notes to Financial Statements   .   .    .   .   .   .   .   .    .    .  4-8

                     CONESVILLE COAL PREPARATION COMPANY
                             STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                           Year Ended December 31,
                                                        1997        1996         1995
                                                               (in thousands)
OPERATING REVENUES - Services to Parent Company. . . . $9,831      $8,613       $8,812

OPERATING EXPENSES . . . . . . . . . . . . . . . . . .  9,718       8,563        8,715

OPERATING INCOME . . . . . . . . . . . . . . . . . . .    113          50           97

NONOPERATING INCOME (LOSS) . . . . . . . . . . . . . .      9           7           (1)

INCOME BEFORE INTEREST CHARGES . . . . . . . . . . . .    122          57           96

INTEREST CHARGES . . . . . . . . . . . . . . . . . . .   -              1         -

INCOME BEFORE FEDERAL INCOME TAXES . . . . . . . . . .    122          56           96

FEDERAL INCOME TAX EXPENSE (CREDIT). . . . . . . . . .     52         (14)          26

NET INCOME . . . . . . . . . . . . . . . . . . . . . . $   70      $   70       $   70

                       STATEMENTS OF RETAINED EARNINGS
                                       (UNAUDITED)

                                                           Year Ended December 31,
                                                        1997        1996         1995
                                                               (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . . . . . . . .  $750        $680         $610

NET INCOME . . . . . . . . . . . . . . . . . . . . . .    70          70           70

RETAINED EARNINGS DECEMBER 31. . . . . . . . . . . . .  $820        $750         $680

See Notes to Financial Statements.

                     CONESVILLE COAL PREPARATION COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)

                                                                     December 31,
                                                                   1997         1996
                                                                    (in thousands)
ASSETS

MINING PLANT IN SERVICE . . . . . . . . . . . . . . . . . . . . . $  310        $  364

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . . .     42            19
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . . . . . . . . .     29             3
    Affiliated Companies. . . . . . . . . . . . . . . . . . . . .  2,823         3,007
  Materials and Supplies - at average cost. . . . . . . . . . . .    810           908
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17            52
          TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . .  3,721         3,989

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . . . . . . . . . .    704           683

REGULATORY ASSETS . . . . . . . . . . . . . . . . . . . . . . . .    298           231

DEFERRED CHARGES. . . . . . . . . . . . . . . . . . . . . . . . .    135            28

            TOTAL . . . . . . . . . . . . . . . . . . . . . . . . $5,168        $5,295


CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . . . . . . . . . . $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . . . . . . . . . .    400           400
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . . .    820           750
           TOTAL SHAREHOLDER'S EQUITY. . . . . . . . . . . . . . . 1,320         1,250

OTHER NONCURRENT LIABILITIES. . . . . . . . . . . . . . . . . . .  1,156           888

CURRENT LIABILITIES:
  Accounts Payable - General. . . . . . . . . . . . . . . . . . .    233           444
  Accounts Payable - Affiliated Companies . . . . . . . . . . . .    154           175
  Accrued Rentals . . . . . . . . . . . . . . . . . . . . . . . .    896           896
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    462           456
           TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . 1,745         1,971

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . . . . . . . . . .    947         1,183

REGULATORY LIABILITIES. . . . . . . . . . . . . . . . . . . . . .   -                3

COMMITMENTS AND CONTINGENCIES (Note 2)

             TOTAL . . . . . . . . . . . . . . . . . . . . . . . . $5,168        $5,295

See Notes to Financial Statements.
/TABLE

                     CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)

                                                           Year Ended December 31,
                                                         1997       1996        1995
                                                              (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . . .  $  70      $  70        $  70
  Adjustments for Noncash Items:
    Depreciation . . . . . . . . . . . . . . . . . . .     27         27           18
    Deferred Federal Income Taxes. . . . . . . . . . .     21         30           44
    Amortization of Deferred Gain on Sale of Plant . .   (236)      (237)        (237)
    Accrued Other Postretirement Benefits. . . . . . .    298        144          142
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . . . . . . . . .    158       (409)           8
    Materials and Supplies . . . . . . . . . . . . . .     98        (28)         (26)
    Accounts Payable . . . . . . . . . . . . . . . . .   (232)       277           12
  Other (net). . . . . . . . . . . . . . . . . . . . .   (181)       148          (14)
        Net Cash Flows From Operating Activities . . .     23         22           17

INVESTING ACTIVITIES - Construction Expenditures . . .     -         (21)         (39)

Net Increase (Decrease) in Cash and Cash Equivalents .     23          1          (22)
Cash and Cash Equivalents January 1. . . . . . . . . .     19         18           40
Cash and Cash Equivalents December 31. . . . . . . . .  $  42      $  19        $  18


See Notes to Financial Statements.

                     CONESVILLE COAL PREPARATION COMPANY
                        NOTES TO FINANCIAL STATEMENTS
                                 (UNAUDITED)



1.     SIGNIFICANT ACCOUNTING POLICIES:

Organization and Regulation. Conesville Coal Preparation Company (the Company or CCPC), is a wholly-owned subsidiary of Columbus Southern Power Company (CSPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides coal washing services to CSPCo's Conesville generating plant. Coal washing prices are regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed in connection with coal washing services are sufficient to recover expenses and provide for a return on CSPCo's equity investment excluding retained earnings.

Basis of Accounting. As a cost-based rate-regulated entity, CCPC's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to CSPCo.

Use of Estimates.   The preparation of these financial statements in
conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

Coal Washing Agreement. Pursuant to a coal washing agreement with CSPCo, the Company is obligated to provide coal washing services to CSPCo and entitled to receive payment for all costs incurred, even under circumstances when such services are not performed due to a natural disaster, labor unrest or any other forced or voluntary cessation of operations, either temporary or permanent.

Mining Plant. Mining plant is stated at original cost and consists primarily of assets under capital leases net of accumulated amortization.

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Inventories. Materials and supplies inventories are stated at cost, determined on a moving-average basis.

Income Taxes. The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's billings and CSPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

2.     COMMITMENTS AND CONTINGENCIES:

           Construction expenditures for the years 1998 through 2000 are estimated to be $298,000 and, in connection with the construction program, commitments have been made.

           The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

           The Company recovers all costs from CSPCo under the coal washing agreement.

3.     OTHER RELATED-PARTY TRANSACTIONS:

           American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including CCPC. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs.
The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.     BENEFIT PLANS:

United Mine Workers of America (UMWA) Pension Plans

           The Company provides UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. Contributions are based on the number of hours worked, are expensed when paid and totaled $39,000 in 1997 and $32,000 in both 1996 and 1995. As of June 30, 1997, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $134,000. In the event the Company ceases or significantly reduces operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

AEP System Pension Plan

           The Company participates in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the UMWA pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1997, 1996 and 1995 was $19,000, $22,000 and $16,000, respectively.

AEP System Savings Plan

           An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $19,000 in 1997 and 1996 and $15,000 in 1995.

Postretirement Benefits Other Than Pensions (OPEB)

           Postretirement medical benefits for the Company s UMWA employees who have retired or will retire after January 1, 1976 are the liability of the Company. They are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates. Non-active UMWA employees become eligible at age 55 if they have 20 service years.

           The Company provides certain other benefits for retired employees under an AEP System plan. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

           OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, was $230,000 in 1997 and $244,000 in both 1996 and 1995. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund for all non-UMWA employees equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $28,000 in 1997, $29,000 in 1996 and $32,000 in 1995.

           The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus from which cash reimbursements are received. In 1997 $34,000, in 1996 $36,000 and in 1995 $21,000 of Black Lung surplus was utilized in accordance with the Energy Act to reimburse the Company for benefits paid. The Company's share of the Black Lung Trust funds surplus at December 31, 1997, 1996 and 1995 was $2,000, $13,000 and $5,000, respectively.

5.     FEDERAL INCOME TAXES:

           The details of federal income taxes are as follows:

                                                  Year Ended December 31,
                                                  1997      1996     1995
                                                      (in thousands)

       Current (net). . . . . . . . . . . . . . . .  $32       $(44)    $(18)
       Deferred (net) . . . . . . . . . . . . . . .   22         30       44
         Total Federal Income Taxes . . . . . . . .  $54       $(14)    $ 26

           Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to non-taxable effects of corporate owned life insurance and the reversal of deferred taxes recorded in prior years at tax rates different than the current statutory tax rate.

           The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

           The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations and cash flows.

           The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                          December 31,
                                                        1996        1995
                                                         (in thousands)

           Deferred Tax Assets . . . . . . . . . . . .   $ 806        $ 799
           Deferred Tax Liabilities. . . . . . . . . .    (102)        (116)
             Net Deferred Tax Asset. . . . . . . . . .   $ 704        $ 683

           Deferred Book Gain - Sale/Leaseback of Plant   $331        $ 414
          Amounts Due From Customers
               For Future Federal Income Taxes . . . .     (61)         (77)
             Accrued Postretirement Expense  . . . . .     318          267
             All Other (net) . . . . . . . . . . . . .     116           79

              Total Net Deferred Tax Asset . . . . . .    $704        $ 683

6.     SUPPLEMENTARY CASH FLOW INFORMATION:

           Cash paid (received) for income taxes was $54,000 in 1997, $(32,000) in 1996 and $5,000 in 1995. Noncash acquisitions under capital leases were $44,000 in 1997, $23,000 in 1996 and $41,000 in 1995.

7.     LEASES:

           Leases of property, plant and equipment are for periods of up to 15 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as coal washing operations continue.

           Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                                    Year Ended December 31,
                                                    1997     1996      1995
                                                       (in thousands)

Operating Leases  . . . . . . . . . . . . .     $3,468   $3,470    $3,479
Amortization of Capital Leases. . . . . . .         57       96       136
Interest on Capital Leases. . . . . . . . .         12       18        26
    Total Rental Costs. . . . . . . . . . .     $3,537   $3,584    $3,641

           Properties under capital leases and related obligations recorded on the balance sheet are as follows:
                                                            December 31,
                                                           1997      1996
                                                           (in thousands)

     Mining Plant. . . . . . . . . . . . . . . . . . .  $461      $704
     Accumulated Provision for Amortization. . . . . .   315       530
         Net Property under Capital Leases . . . . . .  $146      $174

     Capital Lease Obligation:
       Noncurrent Liability. . . . . . . . . . . . . .  $ 85      $108
       Liability Due Within One Year . . . . . . . . .    61        66
         Total Capital Lease Obligations . . . . . . .  $146      $174

       Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the balance sheets.

       Properties under operating leases and related obligations are not included in the balance sheet.

       The Company sold its preparation plant and began a 15-year leaseback in 1986. The gain on the sale/leaseback is being amortized (approximately $19,700 a month) over the life of the lease and is recorded as a reduction to operating expenses.

       Future minimum lease rentals consisted of the following at December 31, 1997:

                                                                   Non-
                                                                Cancelable
                                                       Capital  Operating
                                                        Leases    Leases
                                                         (in thousands)

     1998. . . . . . . . . . . . . . . . . . . . . . .  $ 69     $ 3,468
     1999. . . . . . . . . . . . . . . . . . . . . . .    41       3,468
     2000. . . . . . . . . . . . . . . . . . . . . . .    24       3,468
     2001. . . . . . . . . . . . . . . . . . . . . . .    10       3,468
     2002. . . . . . . . . . . . . . . . . . . . . . .     7        -
     Later Years . . . . . . . . . . . . . . . . . . .     7        -

     Total Future Minimum Lease Rentals  . . . . . . .   158     $13,872

     Less Estimated Interest Element . . . . . . . . .    12

     Estimated Present Value of Future
       Minimum Lease Rentals . . . . . . . . . . . . .  $146